EXHIBIT 99.1

News Release dated September 17, 2014, Suncor Energy sells share of Pioneer Energy assets

News Release

FOR IMMEDIATE RELEASE

Suncor Energy sells share of Pioneer Energy assets

(All financial figures are approximate and in Canadian dollars.)

Calgary, Alberta (Sept. 17, 2014) – Suncor Energy today announced that, along with The Pioneer Group Inc., it has reached an agreement to sell the assets of Pioneer Energy to Parkland Fuel Corporation for $378 million. Suncor, as one of the current joint owners of Pioneer Energy, will receive $182.5 million in cash for its share.

The agreement includes the sale of 393 Pioneer-branded retail gas stations in Ontario and Manitoba.

“Through our Petro-Canada business, we are the largest retailer of petroleum products in the country, with our vast network of over 1,400 retail outlets and 200 Petro-Pass truck stops,” said Kris Smith, executive vice president, Refining and Marketing. “The sale of these assets is consistent with our business strategy allowing us to focus on the assets in our own Petro-Canada branded retail and wholesale networks.”

The purchase will be subject to closing conditions including regulatory approval under the Competition Act. The transaction is expected to close in the fourth quarter of 2014.

Certain statements in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All forward-looking statements are based on Suncor’s current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of Suncor’s experience and its perception of historical trends.

Forward-looking statements in this news release include our expectation that the transaction will close as described. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our company. Suncor’s actual results may differ materially from those expressed or implied by our forward-looking statements and you are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis and Earnings Release dated July 30, 2014 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference.

Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP,

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, read our blog, OSQAR or come and See what Yes can do.

Media inquiries:

403-296-4000

media@suncor.com

Investor inquiries

800-558-9071

invest@suncor.com